1 Corporate Way
Lansing, MI 48951
517/381-5500

June 24, 2024

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549

Re:	JNL Series Trust; File Nos. 33-87244 and 811-8894
JNL Investors Series Trust; File Nos. 333-43300 and 811-10041
Jackson Credit Opportunities Fund; File Nos. 333-273363 and 811-23889
Jackson Real Assets Fund; File Nos: 333-276061 and 811-23920
(Collectively, the “Assureds”)

Dear Sir/Madam:

Enclosed for filing pursuant to Rule 40-17g1 of the Investment Company Act of 1940, as amended, please find Exhibits 99-1 through 99-4, which meet the requirements of Rule 40-17g1(a) through (e), as follows:

(a)	A copy of Rider No. 11 to the Investment Company Blanket Bond (“Fidelity Bond”) adding Jackson Real Assets Fund as an insured (Exhibit 99-1);
(b)
A copy of the Secretary Certificate reflecting the approval of the resolution of a majority of Trustees of the Board of the Assureds who are not “interested persons” of the Trusts, approving the amount, type, form, coverage and policy period extension of the Bond (Exhibit 99-2);

(c)
A statement showing the amount of a single insured bond, which each Assured would have been required to provide and maintain had each Assured not been named as a joint insured under the Bond (Exhibit 99-3);

(d)	Premiums for the Bond have been paid for the policy period; and
(e)	A copy of the executed Joint Fidelity Bond Agreement between the Assureds in accordance with Rule 40-17g1(f) (Exhibit 99-4).

If there are any questions regarding this filing, please contact me at (517) 574-2089.

Sincerely yours,

/s/ Emily J. Bennett

Emily J. Bennett
Vic President & Assistant Secretary

Enclosures